TALCOTT RESOLUTION LIFE INSURANCE COMPANY
Talcott Resolution Life Insurance Company Separate Account Ten
Putnam Capital Manager Series VIII/VIIIR
Putnam Capital Manager Series VI/VIR/VII
Putnam Capital Manager Edge Series III/IIIR
Putnam Capital Manager Edge Series I/IR/II
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series II/IIR
Putnam Capital Manager Outlook Series I/IR
Putnam Capital Access Series I/IR

SUPPLEMENT DATED DECEMBER 21, 2023, TO THE
PRODUCT NOTICE DATED MAY 1, 2023

This supplement updates the Product Notice for each of the variable annuity contracts listed above (the “Contracts”). Please read this supplement carefully and retain it for future reference.
Restatement of Company Financial Statements
Effective immediately, the audited financial statements for Talcott Resolution Life Insurance Company and its subsidiaries (“TL” or the “Company”) have been restated.The restated financial statements are available at the website address included in your Product Notice and are also available upon request. The Separate Account’s financial statements have not been restated and remain unchanged.
The Company’s financial statements have been restated to correct an error. The error related to the accounting associated with affiliated reinsurance agreements (“Reinsurance Agreements”) entered into between the Company and its parent TR Re, Ltd. (“TR Re”), in which certain of the Company’s liabilities were reinsured to TR Re. As a result of the error, reinsurance recoverables and stockholder's equity was overstated by $314 million and $258 million, respectively, other liabilities was understated by $13 million on the Company’s consolidated balance sheets as of December 31, 2022, and certain Notes to Consolidated Financial Statements were corrected. Additionally, net income in the consolidated statements of operations for the year ended December 31, 2022 was overstated by $258 million. Financial statements for other periods have not been changed. Please refer to the Company’s restated financial statements for additional information.
In connection with the restatement, Company’s management has reassessed the effectiveness of internal controls over financial reporting. Management has determined that there was a material weakness in the Company’s processes and procedures related to the appropriate accounting for intercompany reinsurance, which limited the Company’s ability to detect the above-referenced error. The Company is taking steps to remediate this material weakness by enhancing those processes and procedures. The Company believes these changes will remediate the material weakness, but the Company will continue to assess those controls, through testing over future time periods, to determine whether the controls are operating effectively. If the Company's changes in internal controls fails to remediate this material weakness, or if it experiences additional internal control weaknesses, current and future financial statements may not be accurate.
Neither the restatement nor the controls weakness has any material impact on the Company’s financial strength and claims-paying ability, or the Company’s ability to perform its obligations under the terms of your Contract. These changes to the Company's GAAP financial statements do not affect the Company's statutory financial statements nor the capital position reported therein to regulators. No action is required on your part.
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HV-8069